Exhibit 12.1
ALABAMA POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2013

	Year ended December 31,
	2009	2010	2011	2012	2013

EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes	$1,088,238	$1,203,742	$1,219,603	$1,214,477	$1,224,565
Distributed income of equity investees	—	2,486	7,371	7,126	3,649
Interest expense, net of amounts capitalized	298,495	303,165	298,934	286,748	258,587
Interest component of rental expense	39,442	23,094	18,573	18,930	17,234
AFUDC - Debt funds	33,112	13,992	8,751	6,810	11,236
Earnings as defined	$1,459,287	$1,546,479	$1,553,232	$1,534,091	$1,515,271
FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$287,066	$287,075	$279,880	$266,610	$239,681
Interest on affiliated loans	10,291	7,196	7,119	7,476	7,081
Interest on interim obligations	69	15	44	9	17
Amortization of debt discount, premium and expense, net	11,050	10,368	9,437	10,062	13,374
Other interest charges	23,131	12,503	11,205	9,401	10,017
Interest component of rental expense	39,442	23,094	18,573	18,930	17,234
Fixed charges as defined	$371,049	$340,251	$326,258	$312,488	$287,404
RATIO OF EARNINGS TO FIXED CHARGES	3.93	4.55	4.76	4.91	5.27